Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 4, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S AUGUST VOLUME RISES 94% TO 105.5 MILLION;
Numerous Volume Records Broken During Busiest Month Ever,
Trading In Equity and Index Options Hit New All-Time Highs

CHICAGO, September 4, 2007 — The Chicago Board Options Exchange (CBOE) announced today that trading volume during August topped one hundred million contracts for the first time in CBOE’s 34-year history.  The 105,551,741 contracts traded made August 2007 the busiest month ever at CBOE.  For the third time this year, and for the second consecutive month, CBOE set a new record for the busiest month in Exchange history.  August’s volume topped the previous monthly record, set in July 2007, of 87.2 million contracts by 21% and represented an increase of 94% over the 54,506,439 contracts traded in August 2006.

The busiest single-day in CBOE history occurred on Thursday, August 16, when 9,244,732 contracts traded.  Remarkably, of the top twenty busiest single days in CBOE’s 34-year history, which is nearly 8,500 trading days, nine occurred during August 2007.

Total equity options volume for the month of August at CBOE rose 63% to a new record of 49.4 million contracts, up from 30.3 million in August 2006.  Total volume in index and ETF options volume tallied a new record of 56.2 million contracts, up 132% from August 2006’s volume of 24.2 million contracts.  Year-to-date, CBOE’s total volume is 618.8 million contracts through August, while average daily volume is 4.6 million contracts, an increase of 39% over the same period in 2006.

	August 2007 Volume (23 days)	% Change vs Aug 2006 (23 days)	% Change vs July 2007 (21 days)	Year-To-Date Volume (168 days)	% Change vs 2006 (168 days)
Industry Total	294,211,443	+83%	+11%	1,819,383,830	+38%
CBOE Total	105,551,741	+94%	+21%	618,755,781	+39%
Avg Daily Vol	4,589,206	+94%	+11%	3,683,070	+39%
Equity	49,391,813	+63%	+7%	328,329,609	+29%
Index & ETF	56,159,441	+132%	+37%	290,421,362	+52%
ETF (only)	28,412,060	+152%	+40%	135,954,273	+55%
Open Interest	278,571,432	+36%	+6%	—	—

CBOE Handled 36% Of Total Industry Volume During August

In August, CBOE’s market share of total industry volume was 35.9%.  This was an increase of more than three percentage points from July 2007.  Year-to-date, CBOE’s total market share of 34% is up slightly from the same period in 2006.

CBOE Market Share	August 2007 Market Share	% Change vs August 2006	% Change vs July 2007	Year-To-Date Market Share		% Change vs 2006
Exchange	35.9%	+2.0%	+3.1%	34.0%		+0.3%
Equity	27.8%	+1.7%	+2.2%	26.2%		-0.2%
Index & ETF (multiple listings only)	36.2%	-6.3%	-0.2%	38.9 (last 12 months	% )	-0.3%

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Page 2/4  CBOE August 2007 Volume Summary

Numerous Volume Records Set In August

New Monthly Volume Records:

Total Volume:        105,551,741 contracts.  Previous record:  87,208,873 in July 2007.
Average Daily Volume:  4,589,206 contracts.  Previous record:  4,152,803 in July 2007.
Equity Volume:  49,391,813 contracts.  Previous record:  46,126,429 in July 2007.
Index/ETF Volume:  56,159,441 contracts.  Previous record:  42,654,653 in March 2007.
S&P 500 Index (SPX):  18,865,258 contracts.  Previous record:  16,736,948 in March 2007.
CBOE Volatility Index (VIX) Options:  3,576,129 contracts.  Previous record:  2,628,601 in July 2007.
Russell 2000 Index (RUT):  1,157,229 contracts.  Previous record:  869,247 in July 2007.
iShares Russell 2000 Index Fund (IWM): 10,691,524 contracts. Previous record:  7,805,201 in July 2007.
Nasdaq-100 Tracking Stock (QQQ):  4,708,147 contracts.  Previous record: 4,134,376 in March 2007.
S&P Depositary Receipts SPDRs (SPY):  7,353,058 contracts.  Previous record:  4,694,843 in July 2007.

New Single-Day Volume Records:

Total Volume:       9,244,732 contracts on August 16.  Previous record:  6,951,111 on July 26, 2007.

Equity Options:  3,526,260 contracts on August 16.  Previous record:  3,191,266 on July 20, 2007.

Index/ETF Options:  5,718,439 contracts on August 16.  Previous record:  4,012,517 on March 16, 2007.

RUT Options:  151,130 contracts on August 16.  Previous record:  121,015 on April 6, 2006.

IWM Options:  987,870 contracts on August 16.  Previous record:  908,092 on June 27, 2007.

•                          The top five most-actively traded index and ETF options at CBOE during August were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), Nasdaq-100 Index Tracking Stock (QQQ), and CBOE Volatility Index (VIX).

•                          Average daily volume in VIX options during August was 155,484 contracts, making VIX options the second most actively traded index, and the fifth most actively traded product at CBOE during the month.  Total volume for the month in VIX options was a record 3,576,129 contracts.

•                          The top five most actively traded equity options during August were Countrywide Financial. Corp. (CFC), Home Depot (HD), Apple, Inc. (AAPL), Goldman Sachs (GS), and Research in Motion (RMM).

•                          On Tuesday, August 28, CBOE launched Basket Credit Event Binary Options (Basket CEBOs). Basket CEBO contracts pay out a cash amount upon the confirmation of a credit event in any of the components in the basket.  Initially, CBOE listed three Basket CEBO contracts: two based on specific industry sectors (automobile and homebuilder) and the third is a high-yield composite basket.

•                          A CBOE membership, or seat, traded at a new all-time high price of $2,700,000 on Monday, August 6. This topped the previous record of $2,650,000, which was set on Wednesday, August 1.  During August, five seats traded, bringing the total number of seat sales for the year to 70.

•                          For the third consecutive month, volume at the CBOE Futures Exchange (CFE) set a new all-time high as 183,173 contracts traded during August, an increase of 251% over August 2006. Average daily volume for August was 7,964 contracts, also a new record.  Additionally, monthly volume records were set in CBOE Volatility Index (ticker VX) futures with 163,079 contracts traded and CBOE DJIA Volatility Index (ticker DV) with 7,253 contracts traded.  In their first full month of trading, futures on the CBOE

Russell 2000 Volatility Index (ticker VR) totaled 10,217 contracts, while futures on the CBOE NASDAQ-100 Volatility Index (ticker VN) totaled 773 contracts.  VR and VN futures were launched on July 6.

•                          During August, volume at the CBOE Stock Exchange (CBSX) totaled 168,233,651 shares, an increase of 54% over the 108.9 million shares traded in July.  Average daily volume at CBSX was 7.31 million shares and a total of 349,952 trades were executed during August.  CBSX launched on March 5, 2007.

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Page 3/4  CBOE August 2007 Volume Summary

CBOE Individual Index Volume Figures For August 2007

Symbol	Product	Total Volume	% Change vs Aug 06	% Change vs July 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	18,865,258 New Record	+113%	+39%	12,254,992	+42%
VIX	CBOE Volatility Index (options)	3,576,129 New Record	+611%	+36%	1,389,874	+91%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	7,353,058 New Record	+333%	+57%	10,335,095	+154%
XSP	Mini-S&P 500 Index	86,646	+65%	-15%	827,615	-8%
OEX	S&P 100 Index (American-Style Exercise)	1,628,825	+21%	+18%	356,340	-19%
XEO	S&P 100 Index (European-Style Exercise)	189,573	-41%	+1%	117,511	-38%
DJX	Dow Jones Industrial Average	757,786	+47%	-9%	851,179	+8%
DIA	DIAMONDS Trust, Series 1	1,052,076	+79%	+67%	1,949,106	+59%
NDX	Nasdaq-100 Index	731,790	+21%	+11%	661,546	+4%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	541,104	+59%	+33%	2,215,542	+5%
QQQ	Nasdaq-100 Index Tracking Stock	4,708,147 New Record	+61%	+33%	10,279,784	+36%
RUT	Russell 2000 Index	1,157,229 New Record	+696%	+33%	1,924,121	+168%
IWM	iShares Russell 2000 Index Fund	10,691,524 New Record	+119%	+37%	9,950,238	+54%
SMH	Semiconductor HOLDRs Trust	160,309	-23%	+18%	899,211	-10%
OIH	Oil Services HOLDRs Trust	435,376	+172%	+38%	750,861	+61%
EEM	iShares MSCI Emerging Markets Index	847,608	+522%	+39%	1,048,611	+270%
XLF	Financial Select SPDR	1,223,859	+2023%	+29%	4,505,258	+336%
XLE	Energy Select SPDR	262,674	+52%	-31%	1,277,927	+16%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:
Debbie Baratz	Gary Compton
(312) 786-7123	(312) 786-7612
baratz@cboe.com	comptong@cboe.com

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Page 4/4  CBOE August 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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